

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Nelson José Jamel, CFO
American Beverage Company-AMBEV
Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 Sao Paulo, SP
Federative Republic of Brazil

      Re: **American Beverage Company-AMBEV**
                Form 20-F for fiscal year ended December 31, 2009
                Filed April 11, 2010
                File No. 001-15194

Dear Mr. Jamel:

      We have completed our review of your filings and related documents and have no further comments at this time.

                        Sincerely,

                        John Reynolds
                        Assistant Director

Fax: +55 (11) 2122-1529